[CHAPMAN AND CUTLER LLP LETTERHEAD]

May 9, 2023

VIA EDGAR CORRESPONDENCE

Megan F. Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       SOX Review for Nuveen Fund Advisors, LLC

(File numbers listed in Exhibit A)

Dear Ms. Miller:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds advised by Nuveen Fund Advisors, LLC (the “Adviser”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports for their respective fiscal years (each, an “Annual Report” and collectively, the “Annual Reports”) as filed on Form N-CSR with the Staff.

COMMENT 1

With regard to the Trustees’ fees for the Nuveen Municipal Bond Funds (i.e., California, Massachusetts, New Jersey and New York) of the Nuveen Multistate Trust II, please explain why the amounts that are shown as the liability on the balance sheet are in excess of what was accrued for the current year on the Statement of Operations. Please include the frequency of payments to Trustees in the Adviser’s response.

RESPONSE TO COMMENT 1

The liability for Trustees fees on the Statement of Assets and Liabilities for the Funds also include deferred compensation amounts that have not yet been paid to Trustees, while the accrued expenses on the Statement of Operations only include those expenses incurred during the reporting period. The liabilities will not be relieved until payment has been made to the Trustees. The Funds make cash payments to the Trustees quarterly, while the deferred compensation payments are dependent on the elections of the individual Trustees.

COMMENT 2

The Staff notes that certain of the Funds have a monthly distribution policy or practice of maintaining a specified level of distribution and paid a return of capital. On a prospective basis, please include a discussion of these events to which the Funds’ distribution policy resulted in distributions of capital or impacted its investment strategies and/or net asset value (see Instruction 4(g)(3) to Item 24 of Form N-2 and Item 27 to Form N-1A).

RESPONSE TO COMMENT 2

On a prospective basis, disclosure will be added to the Common Share Information section of the reports for those Funds that have a policy of maintaining a specified level of distribution. The following are two examples of how such disclosure will appear in the reports, where applicable:

Example 1: Distribution Program

The [each] Fund makes regular cash distributions to shareholders of a stated dollar amount per share. Subject to approval and oversight by the Board of Trustees, the [each] Fund seeks to provide a stable, but not guaranteed, cash flow, independent of the amount of income earned or capital gains realized by the fund. The practice of maintaining a stable distribution level had no material effect on the [each] Fund’s investment strategy during the most recent fiscal year and is not expected to have such an effect in future periods, however, distributions in excess of Fund returns will cause its NAV per share to erode. For additional information, refer to the distribution information section below and in the Notes to Financial Statements herein.

Example 2: Distribution Program

The [each] Fund makes regular cash distributions to shareholders of a stated dollar amount per share. Subject to approval and oversight by the Board of Trustees, the [each] Fund seeks to maintain a stable distribution level designed to deliver the long-term return potential of the [each] Fund’s investment strategy through regular distributions (a “Managed Distribution Program”). The practice of maintaining a stable distribution level had no material effect on the [each] Fund’s investment strategy during the most recent fiscal year and is not expected to have such an effect in future periods, however, distributions in excess of Fund returns will cause its NAV per share to erode. For additional information, refer to the distribution information section below and in the Notes to Financial Statements herein.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

EXHIBIT A

File #	Registrant Name	FYE Reviewed

811-06385	NUVEEN OHIO QUALITY MUNICIPAL INCOME FUND	2/28/2022

811-06265	NUVEEN PENNSYLVANIA QUALITY MUNICIPAL INCOME FUND	2/28/2022

811-06623	NUVEEN CALIFORNIA SELECT TAX FREE INCOME PORTFOLIO	3/31/2022

811-22003	Nuveen Core Equity Alpha Fund	12/31/2022

811-09135	NUVEEN NEW YORK QUALITY MUNICIPAL INCOME FUND	2/28/2022

811-22971	Nuveen NASDAQ 100 Dynamic Overwrite Fund	12/31/2022

811-09161	Nuveen California Quality Municipal Income Fund	2/28/2022

811-21212	NUVEEN CALIFORNIA AMT-FREE QUALITY MUNICIPAL INCOME FUND	2/28/2022

811-06548	NUVEEN SELECT TAX FREE INCOME PORTFOLIO	3/31/2022

811-09455	NUVEEN NEW JERSEY QUALITY MUNICIPAL INCOME FUND	2/28/2022

811-05235	NUVEEN CALIFORNIA MUNICIPAL VALUE FUND	2/28/2022

811-21211	NUVEEN NEW YORK AMT-FREE QUALITY MUNICIPAL INCOME FUND	2/28/2022

811-07278	NUVEEN ARIZONA QUALITY MUNICIPAL INCOME FUND	2/28/2022

811-07056	NUVEEN SELECT MATURITIES MUNICIPAL FUND	3/31/2022

811-21809	Nuveen S&P 500 Dynamic Overwrite Fund	12/31/2022

811-22329	Nuveen Mortgage & Income Fund/MA/	12/31/2022

811-10491	NUVEEN REAL ESTATE INCOME FUND	12/31/2022

811-22988	Nuveen Global High Income Fund	12/31/2022

811-22658	Nuveen Real Asset Income & Growth Fund	12/31/2022

811-22391	Nuveen Taxable Municipal Income Fund	3/31/2022

811-21619	Nuveen S&P 500 BuyWrite Income Fund	12/31/2022

811-06624	NUVEEN NEW YORK SELECT TAX -FREE INCOME PORTFOLIO	3/31/2022

811-22970	Nuveen Dow 30sm Dynamic Overwrite Fund	12/31/2022

811-05238	NUVEEN NEW YORK MUNICIPAL VALUE FUND	2/28/2022

811-07755	NUVEEN MULTISTATE TRUST II /MA/	2/28/2022

811-07755	NUVEEN MULTISTATE TRUST II /MA/	2/28/2022

811-05309	NUVEEN INVESTMENT FUNDS INC	12/31/2022

811-21979	Nuveen Investment Trust V	12/31/2022

811-05309	NUVEEN INVESTMENT FUNDS INC	12/31/2022

811-05309	NUVEEN INVESTMENT FUNDS INC	12/31/2022

811-07755	NUVEEN MULTISTATE TRUST II /MA/	2/28/2022

811-07755	NUVEEN MULTISTATE TRUST II /MA/	2/28/2022

811-07755	NUVEEN MULTISTATE TRUST II /MA/	2/28/2022

811-07755	NUVEEN MULTISTATE TRUST II /MA/	2/28/2022

811-23627	Nuveen Core Plus Impact Fund	12/31/2022

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